Exhibit 99.B(h)(iv)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Agreement is entered into as of the 30th day of August, 2010, as amended and restated August 31, 2017, by and between Lateef Investment Management, L.P. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Lateef Fund (the “Fund”).

WHEREAS, the Adviser has contractually agreed to reduce its advisory fee to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below (the “Expense Limitation”); and

WHEREAS, effective August 3, 2017, the Adviser desires to amend and restate this Agreement to reflect a reduction in the Expense Limitation level from 0.99% of the Fund’s average daily net assets to 0.85% of the Fund’s average daily net assets;

WHEREAS, the Adviser wishes to extend the term of the expense limitation agreement dated August 30, 2010 to August 31, 2018;

NOW, THEREFORE, the parties agree as follows:

The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses of the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed (on an annual basis): (a) 0.99% of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through August 2, 2017; and (b) 0.85% of the Fund’s average daily net assets for the period from August 3, 2017 through August 31, 2018.

Term.  This Agreement shall terminate on August 31, 2018, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Effective as of the date first set forth above.

Lateef Investment Management, L.P.

By:	/s/ Eric Winterhalter
Name:	Eric Winterhalter
Title:	Managing Partner, Chief Operating Officer

FundVantage Trust, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President